Brian F. Leaf	VIA EDGAR
+ 1 703 456 8053
bleaf@cooley.com

February 15, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Sonia Bednarowski

Dietrich King

Vanessa Robertson

Lisa Vanjoske

Re:                             Genfit S.A.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted February 11, 2019

CIK No. 0001757064

Ladies and Gentlemen:

On behalf of our client, Genfit S.A. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 12, 2019 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is submitting Amendment No. 3 to Draft Registration Statement (“Amendment No. 3”) with this response letter. For the Staff’s reference, we have included both a clean copy of Amendment No. 3 and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on February 11, 2019.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business

Intellectual Property, page 128

1.                                      Please disclose the material terms of your license agreement with LabCorp, if material to your business.

Response:                              The Company advises the Staff that the Company entered into the licensing agreement with LabCorp to deploy the Company’s diagnostic test for NASH in the clinical research space in order to further validate the test’s use for better identification and characterization of patients, to generate new biological insights on NASH disease pathogenesis, and expand access to the test in the clinical research market.  The Company further advises the Staff that, while the license agreement represents what the Company believes to be an important step in the execution of its commercial development strategy with respect to its diagnostic technology, the Company does not consider the license agreement to be material to its business on a standalone basis.  This agreement was entered into in the ordinary course of the Company’s business and is not an agreement upon which the Company’s business is substantially dependent.

Description of American Depositary Share

Jury Trial Waiver, page 206

2.                                      We note your disclosure that ADS holders waive their right to trial by jury in any legal proceeding arising out of or relating to your ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.  Please provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of the ADS holders.  In addition, address potential enforceability issues, and clarify by agreeing to the provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Response:                              In response to the Staff’s comment, the Company has added the risk factor on pages 60-61 of Amendment No. 3.

Exhibits

Exhibits and Financial Statements Schedules

Exhibit 3.1, page II-2

3.                                      We note that your articles of association includes an exclusive forum provision.  Please disclose the provision in your prospectus.  Please also disclose whether this provision applies to actions arising under the federal securities laws.  If this provision applies to actions arising under the federal securities laws, please revise your prospectus to state that it is uncertain whether a court would enforce the provision.

Response:                              In response to the Staff’s comment, the Company has added disclosure on page 183 of Amendment No. 3.

*   *   *   *

Please direct any questions or comments concerning Amendment No. 3 or this response letter to either the undersigned at +1 703 456 8053 or Katie Kazem at +1 703 456 8043.

Very truly yours,

/s/ Brian F. Leaf
Brian F. Leaf

cc:                                Jean-François Mouney, Genfit S.A.

Marc A. Recht, Cooley LLP

Mitchell S. Bloom, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Markus Bauman, Goodwin Procter LLP